SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Wearable Devices Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M97838102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M97838102	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Leeor Langer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,350,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,350,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on a total of 15,049,720 Ordinary Shares, outstanding as of November 14, 2022, as reported by the Issuer on Post-Effective Amendment Number 2 to Form F-1, filed on November 14, 2022.

CUSIP No. M97838102	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Wearable Devices Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 2 Ha-Ta’asiya St., Yokne’am Illit, 2069803, Israel

Item 2.

(a)	Name of Person Filing: Leeor Langer This Statement is filed by: Leeor Langer The foregoing is referred to as the “Reporting Person” in this Statement.

(b)	Address of Principal Business Offices or, if none, Residence:
The address of the Reporting Person is: Ha-Khoresh 7, Alonei Abba, 3600500 Israel.

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M97838102

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,350,000 Ordinary Shares

(b)	Percent of class:

9.0%

CUSIP No. M97838102	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

1,350,000 Ordinary Shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,350,000 Ordinary Shares

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M97838102	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023

/s/ Leeor Langer
Leeor Langer